SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number: 0-29554

ICOS VISION SYSTEMS CORPORATION NV

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F        X               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                        No        X

(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-            )

Exhibit 1	Unaudited Consolidated Financial Statements of ICOS Vision Systems Corporation NV at September 30, 2004, and for the three and nine month periods ended September 30, 2004 and 2003.

This Form 6-K is hereby filed and incorporated by reference in ICOS Vision Systems Corporation NV’s Registration Statements on Form F-3 (File No. 333-97551) and Form S-8 (File No. 333- 106013).

Exhibit 1

ICOS VISION SYSTEMS CORPORATION NV

INDEX

Item 1. Unaudited Consolidated Balance Sheet as of September 30, 2004 and Audited Consolidated Balance Sheet as of December 31, 2003

Item 2. Unaudited Consolidated Statements of Income (Loss) for the three month period ended September 30, 2004 and September 30, 2003, and for the nine month period ended September 30, 2004 and September 30, 2003

Item 3. Unaudited Consolidated Statements of Cash Flows for the nine month period ended September 30, 2004 and September 30, 2003

Item 4. Unaudited Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss) for the nine month period ended September 30, 2004.

Item 5. Unaudited Notes to the Consolidated Financial Statements.

ICOS Vision Systems Corporation NV

CONSOLIDATED BALANCE SHEETS according to US GAAP

(in thousands of EURO)

	September 30, 2004	December 31, 2003
	(unaudited)	(audited)
ASSETS

Current Assets
Cash and cash equivalents	40,113	29,530
Trade accounts receivable, net	21,941	13,079
Inventories, net	17,527	10,681
Prepaid expenses and other current assets	3,567	1,983

Total current assets	83,148	55,273

Net property and equipment	9,500	9,196
Intangible Assets	5,817	—
Other assets	2,160	5,260

Total Assets	100,625	69,729

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Trade accounts payable	7,314	4,308
Short term borrowings & current portion long-term debt	252	647
Other current liabilities	14,495	4,905

Total current liabilities	22,061	9,860

Long-term debt, excluding current portion	5,134	5,171
Other long-term liabilities	2,280	646

Total liabilities	29,475	15,677

STOCKHOLDERS’ EQUITY
Common stock	3,236	3,230
Additional paid-in-capital	22,383	22,317
Retained earnings	46,866	29,813
Accumulated other comprehensive income (loss)	(1,335)	(1,308)

Total stockholders’ equity	71,150	54,052

Total liabilities and stockholders’ equity	100,625	69,729

ICOS Vision Systems Corporation NV

CONSOLIDATED STATEMENTS OF INCOME (LOSS) according to US GAAP

(in thousands of EURO, except for share and per share data)

	Three months ended September 30		Nine months Ended September 30
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	24,685	10,576	73,016	29,712
Cost of goods sold	9,542	4,567	28,655	12,992

Gross profit	15,143	6,009	44,361	16,720

Operating expenses:
Research & development	2,372	1,551	6,424	4,716
Selling, general & administrative	4,452	3,055	13,735	9,217
Total operating expenses	6,824	4,606	20,159	13,933

Income from operations	8,319	1,403	24,202	2,787

Other income (loss):
Interest income, net	28	24	87	101
Other income	47	40	124	126
Foreign currency exchange gain (loss)	(151)	90	(229)	(503)
Net other income (loss)	(76)	154	(18)	(276)

Net income before taxes	8,243	1,557	24,184	2,511

Income taxes	2,466	262	7,131	470

Net income	5,777	1,295	17,053	2,041

Basic earnings per share	0.55	0.12	1.62	0.19
Weighted average number of shares	10,523,810	10,507,810	10,514,759	10,507,810

Diluted earnings per share	0.54	0.12	1.59	0.19
Diluted weighted average number of shares	10,698,218	10,609,231	10,705,375	10,555,093

ICOS Vision Systems Corporation NV

CONSOLIDATED STATEMENTS OF CASH FLOWS according to US GAAP

(in thousands of EURO)

	Nine months ended September 30,
	2004	2003
	(unaudited)	(unaudited)
Cash flows from operating activities
Net income	17,053	2,041
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	787	629
Deferred tax expense (benefit)	3,760	(175)
Allowance for doubtful debts	(18)	—
Loss (gain) on sale of property	1	—
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	(8,620)	(2,217)
Decrease (increase) in inventories	(6,595)	1,269
Decrease (increase) in prepaid expenses and other current assets	(1,008)	404
Decrease (increase) in other assets	(463)	91
(Decrease) increase in trade accounts payable	2,589	2,720
(Decrease) increase in other current liabilities	9,567	(424)
(Decrease) increase in other long-term liabilities	718	93

Net cash provided by (used in) operating activities	17,771	4,431

Cash flows from investing activities
Additions to property and equipment	(670)	(283)
Payment for purchase of acquired intangible assets	(6,129)	—
Acquisition, net of cash received	(35)	—

Net cash used in investing activities	(6,834)	(283)

Cash flows from financing activities
Repayment of borrowings	(432)	(408)
Proceeds from shares issued in connection with the exercise of stock options	72	—
Capital lease payments	—	(3)

Net cash provided by (used in) financing activities	(360)	(411)

Increase (decrease) in cash and cash equivalents	10,577	3,737
Impact of exchange rate movements on cash	6	(221)
Cash and cash equivalents at beginning of period	29,530	25,880

Cash and cash equivalents at end of period	40,113	29,396

ICOS Vision Systems Corporation NV

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS) according to US GAAP

(Unaudited)

(In thousands of EURO)

	Common Stock		Additional paid-in capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Stockholders’ Equity
	Number of shares	Amount
Balance at December 31, 2003	10,507,810	3,230	22,317	29,813	(1,308)		54,052
Shares issued in connection with the exercise of stock options	16,000	6	66	—	—	—	72
Comprehensive income
Net income for the nine months ended September 30, 2004				17,053		17,053	17,053
Foreign currency translation Adjustment					(27)	(27)	(27)

Total comprehensive income						17,026

Balance at September 30, 2004	10,523,810	3,236	22,383	46,866	(1,335)		71,150

ICOS Vision Systems Corporation NV

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(In thousands of EURO)

(1)	Basis of Presentation

The consolidated financial statements of ICOS Vision Systems Corporation NV (the Company) presented herein have been prepared pursuant to the rules of the Securities and Exchange Commission for interim reports on Form 6-K, pursuant to Item 8.A.5 of Form 20-F, and do not include all of the information and note disclosures required by generally accepted accounting principles. These statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2003, included in the Company’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission.

The consolidated balance sheet as of September 30, 2004, the consolidated statements of operations, cash flows and changes in equity for the three months and nine months ended September 30, 2004 and September 30, 2003, are unaudited but, in the opinion of management, include all adjustments (consisting of normal, recurring adjustments) necessary for a fair presentation of results for these interim periods.

The results of operations for the three months and nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 2004.

(2)	Inventories

Inventories comprise materials, direct labor and manufacturing costs and an appropriate allocation of certain indirect overhead costs and are stated at the lower of cost (determined on a weighted average basis) or market. Management performs periodic reviews of inventory and provides for excess and obsolete inventory or disposes of such inventory as considered necessary.

Inventories consisted of the following:

	September 30, 2004	December 31, 2003
Raw materials	7,593	5,790
Work-in-progress	8,031	4,395
Finished goods	4,191	3,751

	19,815	13,936
Reserve for excess and obsolete inventory	(2,288)	(3,255)

Net inventories	17,527	10,681

(3)	Intangible assets

On June 10, 2004, the Company announced it has acquired the wafer inspection business of Siemens AG. Under the terms of the agreement, ICOS acquired, for a cash consideration of EUR 6.25 million, the rights to all of Siemens’ two-dimensional (2D) wafer inspection technology, as well as the assets related to the wafer inspection business. The acquisition was closed on June 8, 2004.

The purchase price has been allocated as follows: EUR 120,570 to movable tangible fixed assets, to be depreciated over the estimated useful lifetime (3 years); EUR 3,000,000 to non compete agreements, to be amortized over 3.5 years; EUR 250,000 to technology transfer services, to be amortized over 8 years and EUR 2,879,430 to Intellectual Property (including patent applications), to be amortized over 8 years as well.

Amortization and depreciation have commenced as of July 1, 2004, being the effective start of the transfer of the business know-how.

(4)	Significant Customers

The Company had two significant customers who accounted for approximately 24% and 13%, respectively, of revenues during the nine months ended September 30, 2004.

(5)	Litigation

In July 2000, the Company was served with a Summons and Complaint by Scanner Technologies Corporation (“Scanner”) in the United States District Court, Southern District of New York. The Complaint alleged that certain of the Company’s products, which relate to stereo vision inspection of ball grid array, chip scale package and bumped wafer products, infringe U.S. Patent Numbers 6,064,756 and 6,064,757. Although the Company believes that its technology and products did not infringe any of these patents, the Company partially settled the case in 2003 for the majority of the systems the Company sold in the United States, those containing one light source. For the remainder of the systems, those containing two light sources, the District Court ruled in summary judgment that the Company was not infringing the patents. Scanner appealed this ruling and on April 23, 2004, the United States Court of Appeals for the Federal Circuit vacated the District Court’s summary judgment decision on a narrow issue of patent claim construction, ruling that a literal reading of Scanner Technologies’ patents at issue covered stereo vision inspection systems with more than one light source, and remanded the case to the District Court for further proceedings based upon this new construction. The Appeals Court ruling did not address whether any of the Company’s products infringe any patent claims of Scanner Technologies or whether any of those claims, including those relating to more than one light source, are valid. The Company intends to continue to vigorously defend its interests. While the Company continues to believe that it does not infringe any valid patents of Scanner Technologies, ongoing litigation can be costly and time consuming, and the Company cannot guarantee that it will prevail. If Scanner were to prevail, it could obtain damages or expenses relating to the limited number of systems the Company has sold in the United States, and enjoin the Company from further selling the infringing products or otherwise infringing Scanner’s patents in the United States.

(6)	New Accounting Pronouncements

There have been no new accounting pronouncements since the filing date of the Company’s Annual Report on 20-F for the year ended December 31, 2003, as filed with the Securities and Exchange Commission, which would have a material effect on the Company’s financial statements for the year ending December 31, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION NV

Date: November 08, 2004	By:	/s/ Antoon DeProft
	Name:	Antoon DeProft
	Title:	President